Exhibit 99.1

NICE Systems Appoints New Chief Financial Officer

Ra’anana, Israel, February 17, 2015 - NICE Systems (NASDAQ: NICE) announced today that Sarit Sagiv is joining the company as its Chief Financial Officer.  Ms. Sagiv brings with her a wealth of experience in leading finance, operations and business activity for global, technology-based, publicly-traded companies. Ms. Sagiv will transition into her role over the next few weeks. Dafna Gruber, who recently announced her departure, will remain with the company during the transition period.

Prior to joining NICE, Ms. Sagiv served as the Chief Financial Officer at Retalix Ltd. (previously NASDAQ and TASE: RTLX), a leading global provider of software and services to retailers, where she played a key role in the company's turnaround and acquisition by NCR Corporation (NYSE: NCR). Ms. Sagiv also served as Vice President Finance for Amdocs Limited (NASDAQ: DOX) and before that as Finance Director of the Emerging Markets Division at Amdocs.  In addition, Ms. Sagiv has held various senior financial positions including the role of management member at Quantum Pacific Group, an international private group of businesses. She also served as the Chief Financial Officer at Orad Hi-Tec Systems Ltd. (Frankfurt: OHT), and Cimatron Ltd (NASDAQ and TASE: CIMT). Ms. Sagiv holds a BA in Accounting and Economics and an MBA from Tel Aviv University and an MA in law from Bar Ilan University. She is a Certified Public Accountant.

“I'm happy to join during this exciting time at the company,” said Sarit Sagiv. “NICE has established a strong, leading brand and is rapidly expanding worldwide. I look forward to contributing to the future growth of company.”

Barak Eilam, Chief Executive Officer, said, "We are delighted to have Sarit join NICE and our Executive Leadership Team.  Sarit’s vast experience will surely play a vital role as we continue to execute on our strategy and further grow our business.”

About NICE
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez, +972 9 775-3798, ir@nice.com, CET

Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Eilam and Ms. Sagiv, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company).  In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words.  Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.